Exhibit 99.2

EMPLOYMENT AGREEMENT

This EMPLOYMENT AGREEMENT (“Agreement”), is entered into as of the 2nd day of May, 2005, by and among Quepasa.com Inc., a Nevada corporation, (the “Company”) and Charles B. Mathews (“Mathews”).

WHEREAS, the Company desires to employ Mathews as provided herein;

and,

WHEREAS, Mathews desires to accept such employment,

NOW, THEREFORE, for and in consideration of the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. Employment.

The Company hereby employs Mathews and Mathews hereby accepts employment with the Company as Chief Financial Officer and Chief Operations Officer upon the terms and conditions hereinafter set forth.

2. Duties.

Mathews will serve the Company as its Chief Financial Officer and Chief Operations Officer, and will faithfully and diligently perform the services and functions relating to such office and position or otherwise reasonably incident to such office and position, provided that all such services and functions will be reasonable and within Mathews’s areas of expertise. Mathews will, during the term of this Agreement (or any extension thereof), devote his time, attention and skills and best efforts to the promotion of the business of the Company.

3. Term.

This Agreement and Mathews’s employment shall be effective as of the 1st day of May, 2005, (the “Effective Date”) and shall continue for a term of one year (“Initial Term”) unless terminated earlier in accordance with this Agreement. The term of this Agreement may be extended by agreement of the Company and Mathews.

4. Compensation.

As compensation for the services rendered to the Company under this Agreement commencing on the effective date hereof, Mathews will be paid a base salary of Ninety Thousand ($90,000) dollars per year payable in accordance with the then current payroll policies of the Company or as otherwise agreed to by the parties (the “Salary”). At any time and from time to time, the Salary may be increased if so determined by the board of directors of the Company after a review of Mathews’s performance of his duties hereunder.

5. Signing bonus.

Mathews shall be paid a one time, Ten Thousand Dollar ($10,000) signing bonus concurrent with the execution of this contract.

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6. Additional compensation: Options.

Immediately upon execution of this contract, Mathews shall become eligible for the issuance of up to 200,000 options to purchase shares of Quepasa Common Stock, at a time and price to be set by, and at the sole option of the Company’s board of directors. Such options shall be issued under Quepasa’s employee stock option plan and subject to all terms and conditions therewith.

Vesting schedule:

75,000 options shall vest upon the achievement of $60,000 in corporate revenue during any consecutive 30 day period, while the options shall be eligible for vesting and subsequent to the date of execution of this contract.

75,000 options shall vest upon the achievement of $100,000 in corporate revenue during a 30 day period while the options shall be eligible for vesting and subsequent to the date of execution of this contract.

50,000 options upon the occurrence of $150,000 in corporate revenue during a 30 day period while the options shall be eligible for vesting and subsequent to the date of execution of this contract.

7. Termination.

This agreement will terminate upon the occurrence of any of the following events:

a. The death of Mathews;

b. The “Total Disability” of Mathews;

c. Written notice to Mathews from the Company of termination for “Cause”.

8. Benefits.

Subject to approval by the board of directors, Mathews shall be entitled to receive benefits, such as health insurance, life insurance, automobile allowance, vacation time, etc, which may be offered to other Company executives, if such offerings shall be made available.

9. Non-competition and confidentiality.

Mathews agrees that during the term of this Agreement, Mathews agrees to comply with the then current non-competition and confidentiality policies of the Company.

10. Waiver of Breach.

The waiver by any party hereto of a breach of any provision of this Agreement will not operate or be construed as a waiver of any subsequent breach by any party.

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11. Notices.

Any notices, consents, demands, request, approvals and other communications to be given under this Agreement by either party to the other will be deemed to have been duly given if given in writing and personally delivered, faxed or if sent by mail, registered or certified, postage prepaid with return receipt requested, as follows:

If to the Company:

        Quepasa Corporation

        410 N. 44th Street, Suite 450

        Phoenix, AZ 85008

If to Mathews:

        At the then-current residence address of Mathews.

Notices delivered personally will be deemed communicated as of actual receipt, notices by fax shall be deemed delivered when such notices are faxed to recipient’s fax number and notices by mail shall be deemed delivered when mailed.

12. Entire Agreement.

This Agreement and the agreements contemplated hereby constitute the entire agreement of the parties regarding the subject matter hereof, and supersede all prior agreements and understanding, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.

13. Severability.

If any provision of this Agreement is held to be illegal, invalid, or unenforceable under present or future laws effective during this Agreement, such provision will be fully severable and this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision never comprised a part hereof; and the remaining provisions hereof will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance here from. Furthermore, in lieu of such illegal, invalid or unenforceable provision, there will be added automatically, as part of this Agreement, a provision as similar in its terms to such illegal, invalid or unenforceable provision as may be possible and be legal, valid and enforceable.

14. Governing Law.

To the extent permitted by applicable law, this Agreement and the rights and obligations of the parties will be governed by and construed and enforced exclusively in accordance with the laws of the State of Arizona and the State of Arizona shall have exclusive jurisdiction regarding any legal actions relating to this Agreement.

15. Captions.

The captions in this Agreement are for convenience of reference only and will not limit or otherwise affect any of the terms or provisions hereof.

16. Gender and Number.

When the context requires, the gender of all words used herein will include the masculine, feminine and neuter, and the number of all words will include the singular and plural.

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17. Counterparts.

This Agreement may be executed in one or more counterparts, each of which will be deemed an original and all of which will constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the day and year first above written.

Mathews:

Print Name:	Charles B. Mathews

Signature:	/s/ Charles B. Mathews

Date:	May 2, 2005

THE COMPANY:

Quepasa Corporation

By:	/s/ Jeffrey Peterson
Jeffrey Peterson, Chairman

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